FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON THURSDAY, MAY 21, 2009

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Forbes Medi-Tech Inc. (the “Company”) will be held at Simon Fraser University, Segal Graduate School of Business, 500 Granville Street, in the City of Vancouver, British Columbia, at the hour of 1:30 p.m. (Pacific Daylight Savings Time), on Thursday, May 21, 2009 for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2008 and the report of the auditor thereon;

2.

To re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company until the next annual general meeting of the shareholders of the Company and to authorize the Directors to fix the remuneration of the auditor;

3.

To consider, and if thought fit, pass an ordinary resolution, to set the number of the Directors to be elected at the meeting at four;

4.

To elect four persons as Directors of the Company;

5.

To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by mail, fax or by hand (fax: 1-866-249-7775), or as otherwise instructed in the form of proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan, or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 14th day of April, 2009.

By Order of the Board of Directors of

FORBES MEDI-TECH INC.

Per:  “Charles A. Butt”

Charles A. Butt

President & Chief Executive Officer

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
000001
SAM SAMPLE
123 SAMPLES STREET		Security Class	COMMON
SAMPLETOWN SS	X9X X9X
CANADA		Holder Account Number
		C9999999999	I ND

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Form of Proxy - Annual General Meeting to be held on Thursday, May 21, 2009 at 1:30 p.m. Pacific Daylight Time.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:30 pm, Pacific Daylight Time, on Tuesday, May 19, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 017707	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

Appointment of Proxyholder
I/We, being shareholder(s) of Forbes Medi-Tech Inc. hereby appoint: Charles A. Butt, the President and CEO of the Company, or failing him David Goold, the Chief Financial Officer of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Forbes Medi-Tech Inc. to be held at Simon Fraser University, Segal Graduate School of Business, 500 Granville Street, Vancouver, BC on May 21, 2009 at 1:30 p.m., Pacific Daylight Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Withhold

1. Fix the Number of DIrectors
To fix the number of Directors at four (4).	☐	☐

2. Election of Directors								------- Fold
	For	Withhold		For	Withhold		For	Withhold

01.Charles A. Butt	☐	☐	02. Joe Dunne	☐	☐	03. Nitin Kaushal	☐	☐

04. Greg Anderson	☐	☐

	For	Withhold

3. Appointment of Auditors
To re-appoint KPMG LLP as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are
indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9	0 6 0 3 0 0	1 P D I Z	A R 6	F O E Q

Charles A. Butt	April 15, 2009

President & CEO

Dear Fellow Shareholders:

2008 marked another point in the evolution of Forbes Medi-Tech.  Despite significant economic and financial pressures on small and micro-cap companies throughout North America, the Company achieved success in reaching a number of milestones enabling it to extend its cash resources and re-structure its operations.

Specifically, early in the year, the Company re-organized under a shareholder approved Plan of Arrangement enabling it to capitalize on a financing opportunity which will ultimately result in a gain of $3,700,000.  Of this amount, $2,960,000 has already been secured by the Company and we expect to generate a further $800,000 before the end of May 2009.  This initiative was then coupled with a corporate re-structuring in which we eliminated the pharmaceutical research and development activities in order to focus exclusively on our revenue generating nutraceutical business.  This has resulted in an expense savings of approximately $2.7 million.

The Company successfully completed the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. for an upfront payment of US $1 million in cash paid at closing to Forbes along with potential future payments .  The original inventors/owners of the technology will receive twenty percent of all payments to Forbes .

Looking at our Reducol™ business, the Company has continued to expand the product range in international markets through the introduction by both new and existing customers of additional products containing Reducol™.

Over the past year:

•

new processed cheese slices have been introduced in Finland, available through the Pirkka - Reducol™ product range jointly developed by Kesko Food and Scanvit Ltd.

•

a new dairy beverage containing Reducol™ has been launched in Uruguay, produced and distributed by CONAPROLE, the main dairy exporter in Uruguay and Latin America, under the Vital+ brand.

•

we entered into a collaboration with MAX food ingredients GmbH, a member of the UPLEGGER food company GmbH group.  MAX food ingredients GmbH was formed for the purpose of selling Reducol™, and has exclusive rights for Germany, Austria and Switzerland.

We are also continuing to work with various U.S. food manufacturers but the timing of any U.S. product launches are unclear at this point.  We will update our shareholders in the event of a product launch.

Finally with respect to our business operations, we have continued to work on key business development opportunities to expand our product portfolio to include nutraceutical ingredients complementary to Reducol™.

Our challenges on the corporate front include maintaining the minimum listing requirements on the TSX and NASDAQ stock exchanges, and securing new funding or a strategic “merger and acquisition” (“M&A”) transaction to continue our operations through and beyond 2009.

Like various other companies listed on the TSX and NASDAQ, we currently do not meet certain minimum share and market price thresholds for continued listing.  We have until August 12, 2009 and December 21, 2009 to regain compliance with the TSX and NASDAQ requirements, respectively.  We also do not currently meet NASDAQ’s minimum stockholders’ equity requirement and we will be preparing a submission to NASDAQ outlining our plan to regain compliance.  If accepted, we may be granted up to July 18, 2009 to demonstrate such compliance.  We will provide further updates on this matter by way of news release as required.

As stated in our MD&A for the year ended December 31, 2008, and based on the assumptions also set out in the MD&A, we believe our capital resources will be sufficient to finance operations into the fourth quarter of 2009. While we are making every effort to extend this cash runway, at this time we believe that we will need to undertake an M&A transaction, or obtain additional financing, in order to continue our operations.  We continue to seek both.

This past year also marked a revamping of our Board of Directors as the Company reduced its number of directors from six to four.

I would like to take this opportunity to thank our valued shareholders for their ongoing support.  I would also like to thank the Board of Directors, management team, staff and our valued business partners for their commitment to Forbes and its ongoing endeavors.

Sincerely,

(signed) "Charles A. Butt"

Charles A. Butt

President & Chief Executive Officer

Forbes Medi-Tech Inc.

Forward-Looking Statements and Risk Factors

This Letter to Shareholders contains forward-looking statements and information, which are statements and information that are not historical facts but instead include statements regarding future events or conditions, including those related to the company’s ongoing operations, its need for further funding or an M&A transaction,  and its stock exchange listings.  These statements and information can be identified by the use of forward-looking terminology such as “expect”, “will”,”may”, “up to”, “continuing”, “continues”, “maintaining”, “securing”, “through and beyond”, “seek”, “to regain”, “potential”, “future”,“believe”, “to demonstrate” or  comparable terminology referring to future events or results.. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the Company may not receive the expected amount of $800,000 in May, 2009 as anticipated; the Company’s need for additional funding or an M&A transaction in order to continue as a going concern through and beyond 2009,  which may not be available in a timely manner or at all; uncertainty whether the Company will be able to obtain a U.S. product launch or develo nutraceutical ingredients complementary to Reducol™ as anticipated or at all; uncertainty whether any sales and development opportunities  existing at the date hereof will continue to exist or whether any such opportunities will be realized; the risk that the Company’s shares may be de-listed from either or both the TSX or the NASDAQ stock exchange, which could have a material adverse effect on the Company's share liquidity and trading price and on the Company's ability to obtain financing or an M&A transaction and continue its business; uncertainty whether the Company will receive any additional payments from the sale of its pharmaceutical assets;  the dependency of the Company on a few customers, including Pharmavite LLP and the risk that any change in the Company’s relationship with such customers could have a material adverse effect on the Company; intellectual property risks; manufacturing risks; product liability risks; the effect of competition; the risk of unanticipated expenses; and other factors that are discussed or identified in the Company’s other public filings, including its Annual Report on Form 20-F dated March 30, 2009, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov,  any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, other than as required by law, to update its forward-looking statements and information if those beliefs, assumptions, opinions or expectations, should change.